WHITE OAK FINANCIAL SERVICES, INC.
                               5914 N. 300 West
                              Fremont, IN  46737
                                (260) 833-1306
                           Facsimile (260) 833-4411

                                                January 3, 2007

Mr. Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Providence Select Fund, Limited Partnership (the "Registrant" and the "Partnership")
      Post Effective Amendment No. 4 to Form S-1
      File No. 333-119635

Dear Mr. McTiernan,

     The undersigned hereby acknowledges, on behalf of the Registrant, that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the Untied States.

      We are available to amplify or clarify our response.

                                                Very truly yours,

                                                /s/ Michael Pacult
                                                Michael Pacult
                                                President